SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA
(State or other jurisdiction of incorporation or organization)

6204 — 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                         Form 40-F     ✓

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes                              No     ✓

SIGNATURES
President’s Message
MANAGEMENT’S DISCUSSION AND ANALYSIS
SEGMENT INFORMATION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Martin Hall

Martin Hall Senior Vice President, Finance

Date: November 20, 2002

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Press Release entitled “Tesco Corporation Reports Results for Third Quarter”	Ex-99

TESCO CORPORATION

2002 THIRD QUARTER REPORT

For the Nine Months ended September 30, 2002

TESCO CORPORATION is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.	Algeria Argentina Australia Bosnia Bulgaria Canada China Colombia Croatia Czech Republic Denmark Ecuador Finland France Germany Greece Hungary India Indonesia Iran Italy Japan Kazakhstan Korea Mexico
Table of Contents		New Zealand
		Norway
President’s Message	1	Peru
		Poland
Management’s Discussion and Analysis	4	Portugal
		Romania
Segment Information	8	Russia
		Serbia
Consolidated Financial Statements	10	Slovakia
		Spain
Notes to Consolidated Financial Statements	13	Sweden
		Thailand
Corporate Information	IBC	Turkey
		Ukraine
		United Arab Emirates
		United Kingdom
		USA
		Venezuela
		Vietnam

PRESIDENT’S MESSAGE	Q3 2002

President’s Message

Industry Conditions

While recovering somewhat over Q2, the third quarter of 2002 continued as a period of considerable uncertainty in the worldwide oil & gas and oil service industry. Despite commodity prices that appear strong and some indications of a return to higher levels of activity in some areas, expectations of a quick economic recovery are uncertain. In this environment, conventional demand for Tesco’s products and services remains disappointing. This is particularly evident in the United States, where the Baker Hughes rig count at the end of October was at 854 rigs, down 19% from a year ago. The largest portion of this decline is on land, the primary market for Tesco’s top drives. In Canada, at 255 running, the rig count reduction is somewhat lower at 9% below October end last year.

The average weekly United States combined onshore/offshore rig count has remained just under 850 since bottoming at 776 in April of this year. A deteriorating commodity supply situation should eventually lead to a recovery in drilling activity. In Canada, rig activity is gaining seasonally and has averaged 240 per week during the third quarter of the year. The Petroleum Services Association of Canada recently increased its estimate of Canadian oil and gas wells for 2002 to 15,100, an additional 3% over the increase it made during Q2, and has predicted 16,500 wells for Canada in 2003. Although this estimate still represents a decline from the 18,181 wells drilled in 2001, it suggests a modest optimism for the remainder of the year and into the next.

Tesco’s top drive business is traditionally a major beneficiary from any recovery in drilling activity, particularly on land. Moreover, the continued growth in directional well activity provides a market particularly suited to the use of top drives. I will comment on our continuing Casing Drilling™ and Casing Assist Running Service (“CARS™”) activities later in this message.

Financial Results

The Corporation recorded revenues in the third quarter of $38.2 million compared to $46.6 million a year ago with net earnings from continuing operations of $0.8 million compared $4.6 million for the same period in 2001. Diluted earnings per share from continuing operations were $0.02 compared to $0.13 last year.

For the first nine months of 2002, revenues were $111.0 million compared to $158.5 million in 2001, with a net loss of $1.3 million ($0.04 per diluted share) compared to earnings of $29.1 million ($0.87 per diluted share) for the same period last year. Last year’s earnings included an after tax gain of $12.3 million ($0.36 per share) from the sale of the Corporation’s underbalanced drilling business.

During Q3 2002, the Corporation recorded 4,498 top drive operating days compared to 6,929 in Q3 2001. During the first nine months of the year there were 14,103 top drive operating days compared to 21,765 last year. This reduction in rental activity was due largely to lower rig activity worldwide, and particularly in the key operating areas of the United States and Canada. Despite these declines, revenue per operating day in the first nine months held up at levels close to those reported for the first nine months of last year. Total Wellsite Services revenue for the third quarter was $21.8 million compared to $35.7 million a year ago, while in the first nine months Wellsite Service revenue was $68.9 million compared to $119.9 million last year.

By contrast Tesco top drive sales continue to do well. Seven sales were recorded during the third quarter, bringing the year-to-date total to 21. Products Division revenue for the first nine months, including after sales support services, was $42.1 million. During the comparative period last year Tesco delivered 13 top drive systems and total Products Division revenues were $38.6 million. Consolidated gross margin arising from all corporate activities for Q3 was 36% of revenue compared to 42% in the second quarter and 44% a year ago.

Product development expenditures during the most recent quarter were $3.1 million ($10.1 million for the year to date) compared to $3.0 million and $7.3 million, respectively, last year.

THIRD QUARTER REPORT          PAGE 1

Q3  2002          TESCO CORPORATION

At September 30, 2002, the Corporation had working capital of $162 million, including $91 million in cash.

For Q3, capital expenditures were $22 million with $42 million year to date. Significant capital items include $10 million for the purchase of land for our new Calgary manufacturing and office facility, $13 million on Wellsite Services assets and $17.5 million on the three drilling rigs for the Lobo project.

Strategic Plan

In June of this year Tesco announced its strategy for the continued commercialization of Casing Drilling™ and the five-year growth of the Corporation. The announced Plan outlined Tesco’s introduction of the technology into the marketplace so as to generate revenue and profit. Although we remain flexible and prepared to accept new opportunities as they arise, we are committed to the execution of a progressively staged process that will ensure our shareholders benefit as the industry adopts this important new technology.

To that end, we described the five areas in which Tesco plans to benefit from the commercialization of the technology. These consist of the following, each of which includes onshore and offshore components:

•	Contract Drilling Services

•	Manufacture and Modification of Rigs

•	Rental Services

•	Sale of Consumables

•	Casing Assist Running Services (CARS™)

As we move forward with the execution of our Plan, we continue to report to shareholders on its progress.

We continue to drill in the South Texas Lobo gas trend and have now completed 21 wells using Drillers Tech Rig #4. On occasion we have to deal with the normal operating problems associated with the running of machinery, however we have progressed through the major developmental challenges and are able to report that the Casing Drilling process now consistently demonstrates favourable results when compared to conventional drilling. In particular, the Casing Drilling™ process has been very successful in dealing with (often severe) lost circulation problems in the Lobo Field. The first of the three dedicated Casing Drilling™ rigs for our two-year contract in this field was delivered at the beginning of November, approximately 60 days later than required under the contract. Our client has been extremely accommodating given the aggressive initial delivery schedule, delay associated with our software supplier’s reprogramming of the PLC control system to run on the current Windows platform and weather related commissioning delay. Construction of the second and third rigs is proceeding smoothly and we expect delivery approximately mid December and mid January.

These rigs incorporate several enhancements with resulting improvements to both efficiency and safety. Principal amongst these is a hydraulic casing handling system which includes (i) casing racks which roll pipe onto the (ii) power catwalk, which in turn raises the casing to be handled by the top drive. The rigs have also been designed to move using only 12 truckloads compared to over 30 loads on competing rigs operating in the same area. Together with optimized power, mass and pump size, these rigs will permit Tesco and its client to realize maximum operating efficiency from the Casing Drilling™ process.

Our Strategic Plan calls for 7 contract Casing Drilling™ rigs to be in operation by the end of 2003. Our current discussions with numerous operators around the world suggest that this target is achievable.

On September 24, 2002 Tesco announced that for the first time it used its Casing Drilling™ products on a conventional land rig. A 4-1/2 inch casing string was drilled from approximately 6,700 feet to 10,000 feet, successfully passing through a pressure depleted zone normally associated with severe lost circulation. By successfully drilling through this zone, use of the Casing Drilling™ technology

PAGE 2          THIRD QUARTER REPORT

PRESIDENT’S MESSAGE	Q3 2002

allowed the operator to eliminate a previously planned intermediate casing string. Tesco supplied the necessary consumable products to complete the job.

On November 1, 2002 Tesco acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (which we refer to jointly as Bo Gray), companies that operate a casing and tubing running service in East Texas and North Louisiana. Consideration for this acquisition was US $10.5 million cash paid at closing and up to US $5.5 million payable out of continuing operations over the next three years based on Bo Gray’s EBITDA performance.

This acquisition represents an integral part of Tesco’s Strategic Plan in that it provides an operating platform on which to introduce our proprietary Casing Assist Running Service (CARS™). We determined that it was desirable to enter the casing running business by acquisition of a company with both established market penetration and experience in the provision of conventional running services. We also believe that our ability to ream casing into the borehole during running operations, together with the substantial safety benefits associated with automated handling of the pipe, will ensure our success at introducing this technology. Our priority in 2003 will be to field test and prove Tesco’s proprietary equipment with Bo Gray’s land operations. Our longer-term agenda is to leverage the experience we gain to introduce this important new technology offshore. During 2003, we expect this business unit will generate revenue of approximately US $16.0 million.

In October we took another step forward, that being entry into the offshore drilling market in the Gulf of Mexico. We are currently jointly marketing Casing Drilling services with offshore rig contractors to major companies in the Gulf of Mexico and other offshore areas around the world. Entry into the offshore drilling market is one of the most important elements of our Strategic Plan as this is where technical challenges and high day rates provide us with the best opportunity to positively impact the cost of production.

Our long awaited water well drilling project in Algeria also commenced in late October. Our contract requires us to drill the first string of casing in six water wells for Steppe Forage in the Biskra region of northeastern Algeria where borehole instability has historically been a significant problem. The 13 3/8" string was casing drilled using a conventional telescoping double drilling rig equipped with a Tesco Top Drive. The performance of the system far exceeded that observed in offset wells drilled using conventional techniques. Wellsite preparation is underway for the next in a series of wells planned in the general region, all of which will employ Casing Drilling™ technology to drill the 13 3/8" casing, with interval depths varying from 200 to 485m. We anticipate developing a stronger presence in the Algerian water well sector due to that nation’s recently expressed commitment to agricultural and infrastructure development.

Gulf Publishing, publisher of World Oil magazine, recently honoured Tesco at the inaugural World Oil “Next Generation” awards. Tesco was the recipient of “The Next Generation Idea” award, recognizing developments which will have a significant impact on the industry and are widely viewed as representing revolutionary concepts.

Finally I am pleased to report that our Tesco Casing Drilling™ Rig #1 has been set up as a permanent installation at our Houston location. The rig drilled 13 3/8" casing directionally to approximately 2,000 feet at angles up to 20 degrees, which we believe is the first such achievement in the world. We will use this permanent installation as a training and research facility as well as an opportunity to demonstrate our system to potential clients.

With out strategy proceeding as planned, we are excited about the future of Tesco.

R.M. Tessari
President and CEO

November 15, 2002

THIRD QUARTER REPORT          PAGE 3

Q3  2002          TESCO CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the nine months ended September 30, 2002 and the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2001

RESULTS OF OPERATIONS

Three and nine months ended September 30, 2002 and 2001

Revenues

Demand for oilfield goods and services continued to be disappointing in the third quarter. Expectations of a quick economic recovery were not fulfilled and drilling activity remained weak despite favorable hydrocarbon prices. In the United States, a principal market for the Corporation’s products and services, the Baker Hughes rig count for September was at 860 rigs compared to 1,193 rigs at the same time a year ago, a decline of 28%.

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Thousands of Canadian Dollars

	Three months ended Sept. 30			Nine months ended Sept. 30

	2002	2001	2000	2002	2001	2000

Portable Top Drives	19,998	32,196	20,439	62,429	98,539	50,427
Casing Drilling™	1,631	2,850	—	5,021	9,414	—
Well Control	145	629	942	1,282	3,583	4,347
Underbalanced Drilling	—	—	680	—	4,186	4,627
Other	—	—	921	213	4,170	2,698

	21,774	35,675	22,982	68,945	119,892	62,099

Overall top drive activity for the third quarter was relatively unchanged from the previous quarter. The expected seasonal increase in Canadian activity and increases in Algeria due to additional units going to work for Sonotrach were offset by weakness in demand in the US, continuing difficulties in both Argentina and Venezuela relating to the political situation in those countries and weather-related problems in Mexico.

The Casing Drilling™ contract in south Texas generated 79 operating days in the third quarter and a total of 249 operating days for the year to date. Casing Drilling™ revenues in the prior year included revenues from experimental drilling programs with other operators.

PAGE 4          THIRD QUARTER REPORT

The geographical distribution of top drive operating days over the periods indicated is as follows:

Operating days

	Three months ended Sept. 30						Nine months ended Sept. 30

	2002		2001		2000		2002		2001		2000

Region	Days	%	Days	%	Days	%	Days	%	Days	%	Days	%

United States	1,403	31	2,825	41	2,388	46	4,679	33	9,263	43	6,513	48
Canada	487	11	800	12	801	15	1,904	14	3,466	16	2,546	19
S. America	653	15	1,173	17	973	19	2,297	16	3,492	16	1,979	15
Mexico	889	20	989	14	428	8	2,538	18	2,417	11	1,294	10
Asia/Pacific	609	13	627	9	508	10	1,700	12	1,714	8	960	7
Europe, Africa, Mid-East	457	10	515	7	103	2	985	7	1,413	6	193	1

	4,498		6,929		5,201		14,103		21,765		13,485

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Thousands of Canadian Dollars

	Three months ended Sept. 30			Nine months ended Sept. 30

	2002	2001	2000	2002	2001	2000

Portable Top Drives	12,544	7,934	7,315	31,095	26,585	7,318
Drilling Rigs	—	562	3,249	—	3,196	10,417
Other	3,849	2,395	3,998	10,992	8,791	4,766

Total third party	16,393	10,891	14,562	42,087	38,572	22,501
Internal sales	5,536	14,064	6,599	17,379	32,619	12,570

Total revenues	21,929	24,955	21,161	59,466	71,191	35,071

Tesco delivered 7 top drives in the third quarter, bringing the total number of top drives delivered to third party customers for the year to date to twenty-one. For the first nine months of 2001, Tesco delivered thirteen top drives. As the number of third party owned Tesco top drives increases, opportunities for additional after-sales support revenues, in the form of part sales and service and repair work, increase. These revenues are included as other revenue in the table above.

In addition to the manufacture, commissioning and delivery of top drives for third party sales, the Products Division has committed substantial resources to the manufacture of three drilling rigs that are to be delivered to the Services Division in the final quarter of this year to service the Casing Drilling™ contract in south Texas.

Gross Profit

Gross profit margins for the third quarter are reduced from levels achieved in previous quarters due primarily to two factors. First, the mix of revenues in the quarter shifted to a greater contribution from the Products Division, which historically has earned lower gross margins than the Services Division. Secondly, gross margins in the Services Division were adversely affected by a shortage of trained national field staff. This required the use of expatriate staff which is substantially more expensive.

Expenses

Product Development

In addition to the ongoing product design and development activities, the Product Development group was focused on completing the Casing Drilling™ training centre at the Corporation’s facility in Houston. This centre, which utilizes the prototype Casing Drilling™ rig built by Tesco in 1998, will be used to train Tesco personnel, test new generations of equipment and provide a readily accessible site to demonstrate Casing Drilling™ techniques to potential customers.

THIRD QUARTER REPORT          PAGE 5

Q3  2002          TESCO CORPORATION

Selling, General and Administrative

The Corporation accrues for the estimated cost of year end management incentive bonus payments which are tied to profitability. Management has revised its estimate of amounts payable in this regard for 2002, resulting in a reduction of the accrual for this expense in the quarter of $1.2 million. Other than this item, selling, general and administrative expense for the quarter was consistent with the expected monthly level of approximately $2.5 million.

Depreciation

Depreciation expense for the quarter has increased compared with the preceding quarter principally as a result of the commissioning of the Houston Casing Drilling™ training and testing facility.

Financial (Income) Expense

Financial items for the quarter include a gain of $0.7 million on closing out the interest swap arrangement entered into by the Corporation in the second quarter. Management concluded that the longer term trend for interest rates was unfavorable. The Corporation also recognized income of $0.3 million in the quarter on the collection of certain long term receivables, the full recovery of which had previously been considered to be doubtful.

Income Taxes

The Corporation has a balance of income taxes recoverable at September 30, 2002 of $4.0 million. This arises as a result of the payment of tax installments, which are based on taxable income of the prior year, being substantially in excess of the current taxes required to be provided based on actual earnings for this year to date. These excess installment payments will either be refunded on filing of the current year’s tax returns or applied against tax obligations of subsequent years.

ACCOUNTING POLICIES

There are no recent accounting pronouncements that will require changes to the Corporation’s significant accounting policies. Management is aware of current proposals to mandate the treatment of employee stock options as a compensation expense. Pro forma financial information in respect of the cost of options granted since the beginning of 2002 is presented in the notes attached to the Corporation’s interim financial statements. Until such time as specific rules are developed and implemented, management is unable to estimate the likely effect of any requirement to record an expense in the Corporation’s financial statements beyond that disclosed on a pro forma basis in the notes to the financial statements.

In response to the implementation of a program of scheduled, periodic maintenance for drilling equipment instituted by the Wellsite Services Division during the third quarter, the Corporation has adopted a policy of deferring the cost of such maintenance and amortizing it over the period until the next scheduled maintenance. The adoption of this policy results in the costs of scheduled maintenance activities being appropriately matched with operating activities of the equipment that benefit from the maintenance. The deferred costs are included on the balance sheet in intangible and other assets and the amortization expense is included in cost of sales. The amount that will be expended on scheduled maintenance activities will vary based on the levels of operating activity and drilling equipment employed by the Wellsite Services Division.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s cash balances at September 30, 2002 were $91.3 million, a reduction of $21.9 million from June 30, 2002. This reduction is attributable to the payment of $10.0 million to complete the purchase of land required to build the Corporation’s planned new integrated manufacturing facility in Calgary and the expenditure of $11.6 million in the quarter on the construction of the new Casing Drilling™ rigs scheduled to be delivered to the field in the fourth quarter.

PAGE 6          THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS	Q3 2002

Acquisition of Bo Gray

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubing running company operating in East Texas and North Louisiana. Consideration for this acquisition was US$10.5 million paid on closing with approximately US$0.5 million in assumed trade liabilities and up to an additional US$5.5 million payable out of continuing operations over the next three years based on Bo Gray’s performance. In 2001 Bo Gray generated revenues of US$20 million while 2002 revenues are expected to be US$12.6 million reflecting current industry conditions.

With this acquisition, Tesco has executed an important element of its corporate strategy announced in June 2002 to acquire a platform to introduce its proprietary Casing Assist Running System developed from its innovative Casing Drilling™ technology. Management plans to leverage Bo Gray’s considerable industry expertise and dominance in its regional markets to launch this new technology in land markets in preparation for entering the offshore market.

OUTLOOK

Management believes that industry statistics over the last half year indicate that drilling activity has bottomed out and is now entering a slow growth stage. This view is supported by some recent industry forecasts that reflect increased optimism concerning drilling activity levels through the remainder of this year and into 2003. Historically, improvements in drilling activity levels have resulted in revenue and profit growth for Tesco’s proven top drive business.

The Corporation is also beginning to generate tangible results from the execution of its strategic plan. The completion of the acquisition of Bo Gray will contribute both revenues and earnings immediately from its existing casing running business as well as provide an opportunity for Tesco to introduce its proprietary Casing Assist Running System to the market. The delivery of the first of the new generation Casing Drilling™ rigs to work in the Lobo field in south Texas in November together with other developments in Algeria and the Gulf of Mexico are expected to result in substantial revenue increases from Casing Drilling™ activities.

THIRD QUARTER REPORT          PAGE 7

Q3  2002          TESCO CORPORATION

SEGMENT INFORMATION

Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Three months to:	September 30, 2002				September 30, 2001

Operations:	Revenues		Depreciation	Earnings	Revenues		Depreciation	Earnings
			and	before			and	before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes

Products	5,536	16,393	295	3,247	14,064	10,891	330	177
Services	1,334	21,774	2,126	3,150	418	35,675	2,541	13,077

	6,870	38,167	2,421	6,397	14,482	46,566	2,871	13,254

Intersegment eliminations			1	(49)			(173)	(1,457)
Product development expense			72	(3,110)			116	(3,019)
Corporate items			418	(1,997)			417	(1,411)

			2,912	1,241			3,231	7,367
Discontinued operations			—	—			—	4,609

			2,912	1,241			3,231	11,976

Geographic:				Revenues				Revenues

Canada				5,791				11,047
United States				8,590				17,697
Mexico				3,975				4,104
South America				4,105				6,438
South East Asia				8,662				4,233
Europe, Africa and Middle East				7,044				3,047

				38,167				46,566

PAGE 8          THIRD QUARTER REPORT

SEGMENT INFORMATION	Q3 2002

SEGMENT INFORMATION

Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

Nine months to:	September 30, 2002				September 30, 2001

Operations:	Revenues		Depreciation	Earnings	Revenues		Depreciation	Earnings
			and	before			and	before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes

Products	17,379	42,087	828	4,332	32,619	38,572	734	5,035
Services	4,885	68,945	6,081	11,857	418	119,892	7,970	40,145

	22,264	111,032	6,909	16,189	33,037	158,464	8,704	45,180

Intersegment eliminations			7	165			(330)	(1,809)
Product development expense			341	(10,092)			218	(7,324)
Corporate items			1,275	(8,400)			1,025	6,702

			8,532	(2,138)			9,617	42,749
Discontinued operations			—	—			—	5,505

			8,532	(2,138)			9,617	48,254

Geographic:				Revenues				Revenues

Canada				15,444				35,039
United States				38,065				67,873
Mexico				11,156				14,327
South America				11,933				19,889
South East Asia				20,209				12,378
Europe, Africa and Middle East				14,225				8,958

				111,032				158,464

THIRD QUARTER REPORT          PAGE 9

Q3  2002          TESCO CORPORATION

CONSOLIDATED BALANCE SHEETS

At September 30, 2002 and December 31, 2001
(Thousands of Canadian Dollars)
Unaudited

	September 30, 2002	December 31, 2001
		(restated)

	$	$
ASSETS
Current assets
Cash and short term deposits	91,310	134,568
Accounts receivable	49,673	67,588
Income taxes recoverable	4,035	—
Inventories	42,747	29,426

	187,765	231,582
Capital assets	129,943	95,026
Investment	10,319	10,293
Intangible and other assets (note 2)	17,112	10,824

	345,139	347,725

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	26,129	28,917
Income taxes payable	—	588

	26,129	29,505
Long term debt (notes 6 and 7)	73,574	73,811
Future income taxes (note 7)	5,249	7,342

	104,952	110,658

Contingency (note 10)
SHAREHOLDERS’ EQUITY
Share capital (note 3)	151,370	146,983
Retained earnings (note 7)	88,817	90,084

	240,187	237,067

	345,139	347,725

PAGE 10          THIRD QUARTER REPORT

CONSOLIDATED FINANCIAL STATEMENTS	Q3 2002

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2002	2001	2002	2001
		(restated)		(restated)

	$	$	$	$
REVENUES
Sales	38,167	46,566	111,032	158,464
Cost of sales	24,341	26,001	69,759	93,058

Gross profit	13,826	20,565	41,273	65,406

EXPENSES
Product development	3,109	3,019	10,134	7,324
Selling, general and administration	6,792	7,333	23,502	20,326
Depreciation and amortization	2,912	3,231	8,532	9,617
Financial (income) expense (notes 4 and 7)	(228)	(385)	1,243	580

	12,585	13,198	43,411	37,847

Earnings (loss) before gain on sale of assets, income taxes and discontinued operations	1,241	7,367	(2,138)	27,559
Gain on sale of assets (note 8)	—	—	—	15,190

Earnings (loss) before income taxes and discontinued operations	1,241	7,367	(2,138)	42,749

Income taxes
Current	637	1,112	1,214	9,136
Future	(211)	1,646	(2,085)	4,512

	426	2,758	(871)	13,648

Net earnings (loss) from continuing operations	815	4,609	(1,267)	29,101
Discontinued operations (note 9)	—	3,492	—	4,023

Net earnings (loss) for the period	815	8,101	(1,267)	33,124

Retained earnings, beginning of period (note 7)
- as originally reported	88,002	79,855	92,236	54,449
- effect of change in accounting policy (note 7)	—	(310)	(2,152)	73

- as restated	88,002	79,545	90,084	54,522

Retained earnings, end of period	88,817	87,646	88,817	87,646

Earnings (loss) per share:
Basic — Continuing operations, including gain on sale of assets	$0.02	$0.13	$(0.04)	$0.87
Discontinued operations	$—	$0.10	$—	$0.12
Net earnings	$0.02	$0.24	$(0.04)	$0.99
Diluted — Continuing operations, including gain on sale of assets	$0.02	$0.13	$(0.04)	$0.85
Discontinued operations	$—	$0.10	$—	$0.11
Net earnings	$0.02	$0.24	$(0.04)	$0.97
Weighted average number of shares:
Basic	34,292,146	33,875,253	34,144,349	33,518,434
Diluted	34,667,970	34,279,605	34,606,379	34,236,180

THIRD QUARTER REPORT          PAGE 11

Q3 2002 TESCO CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2002	2001	2002	2001
		(restated)		(restated)

	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period	815	4,609	(1,267)	29,101
Adjusted for items not involving funds
Amortization of deferred maintenance costs	112	—	112	—
Future income taxes	(211)	1,646	(2,085)	4,512
Depreciation and amortization	2,912	3,231	8,532	9,617
Gain on sale of assets	—	—	—	(15,190)
Amortization of financial items	24	211	72	483
Unrealized (gains) losses on exchange on long term debt	3,142	2,271	(309)	2,909
Equity in earnings of affiliate	28	(190)	(26)	(690)

	6,822	11,778	5,029	30,742
Changes in non-cash working capital balances affecting operations (note 5)	(17,524)	(5,830)	(10,761)	(14,930)
Expenditures on deferred maintenance costs	(1,472)	—	(1,472)	—
Cash from (used in) discontinued operations	—	(1,198)	—	(833)

	(12,174)	4,750	(7,204)	14,979

INVESTING ACTIVITIES
Additions to capital assets	(22,023)	(5,857)	(42,277)	(22,104)
Increase (decrease) in accounts payable	12,398	(3,087)	6,944	(1,748)

	(9,625)	(8,944)	(35,333)	(23,852)
Proceeds on sale of capital assets	183	197	594	49,632
Proceeds on sale of discontinued operations	—	18,380	—	18,380
Payment in respect of Mexican tax reassessment (note 10)	—	—	(5,630)	—
Changes in deposit made	(327)	—	(396)	—
Issue of notes receivable	—	(518)	—	(607)
Payments received on notes	—	—	324	—

	(9,769)	9,115	(40,441)	43,553

FINANCING ACTIVITIES
Issue of share capital	—	352	4,387	12,946

Net increase (decrease) in cash position during period	(21,943)	14,217	(43,258)	71,478
Cash — beginning of period	113,253	113,837	134,568	56,576

Cash — end of period	91,310	128,054	91,310	128,054

PAGE 12          THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Q3 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2002 and 2001
(Thousands of Canadian Dollars)
Unaudited

1.   Accounting Policies

     These financial statements, except as disclosed in Note 7, follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2001.

2.   Intangible and Other Assets

	2002	2001

Intangible and other assets are comprised of the following:
Technology and development	$13,166	$13,126
Less: Accumulated amortization	(3,440)	(2,635)

	9,726	10,491

Notes receivable	901	1,970
Less: Current portion	(901)	(1,637)

	—	333

	9,726	10,824
Deposit relating to Mexican tax dispute (Note 10)	5,630	—
Deferred maintenance costs (net of amortization of $112)	1,360	—
Other deposits	396	—

	17,112	10,824

3.   Share Capital

Periods ended	September 30, 2002		September 30, 2001

Issued common shares:	# of shares	$	# of shares	$

Balance, January 1	33,891,931	146,983	32,735,964	134,004
Issued for cash on exercise of options	217,749	2,341	909,234	10,258

Balance, March 31	34,109,680	149,324	33,645,198	144,262
Issued for cash on exercise of options	182,466	2,046	210,932	2,336

Balance, June 30 and Sept. 30	34,292,146	151,370	33,856,130	146,598

		Average		Average
Stock options:	# of options	exercise price	# of options	exercise price

Balance, January 1	2,123,967	$12.51	2,787,534	$10.58
Granted	525,000	$19.35	645,000	$17.90
Exercised	(217,749)	$10.78	(909,234)	$11.28
Expired	(61,750)	$12.47	(43,300)	$7.92

Balance, March 31	2,369,468	$14.28	2,480,000	$12.24
Exercised	(182,466)	$11.21	(210,932)	$10.46
Expired	(5,000)	$20.00	(49,900)	$12.83

Balance, June 30	2,182,002	$14.40	2,219,168	$12.39
Granted	—	—	45,000	$14.95
Exercised	—	—	(30,701)	$11.43
Expired	(43,150)	$14.95	(56,400)	$11.24

Balance, September 30	2,138,852	$14.39	2,177,067	$12.49

THIRD QUARTER REPORT          PAGE 13

Q3  2002          TESCO CORPORATION

3.   Share Capital (continued)

     The Corporation recognizes no compensation cost in respect of options granted under its employee Stock Option Plan. On March 14, 2002, the Corporation granted 525,000 new options to employees exercisable at $19.35 per share. The fair value of these options on their grant date, computed using the Black-Scholes option pricing model, was $5.6 million. If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair value of $5.6 million would be recorded as additional compensation expense over the vesting period of the options. The pro forma effect of applying this method of accounting for the three and nine months ended September 30, 2002 would be to reduce net earnings for the three months and to increase the net loss for the nine months by $818 and $1,792 and to decrease the basic and diluted net earnings per share for the three months, to $Nil, and increase the loss per share for the nine months to $0.09.

4.   Financial (Income) Expense

	Three months		Nine months

	2002	2001	2002	2001
		(restated)		(restated)

Interest income	$(738)	$(1,313)	$(2,063)	$(3,482)
Interest expense	750	1,404	3,125	4,144
Foreign exchange (gain) loss	(22)	116	712	197
Other financial items	(218)	(592)	(531)	(279)

	$(228)	$(385)	$1,243	$580

     Other financial items includes the Corporation’s equity interest in the earnings (loss) of Drillers Technology Corporation for the three and nine months ended September 30, 2002 of $27 and $(32) respectively (2001: $190 and $690).

5.   Supplementary Cash Flow Information

a)	Components of changes in non-cash balances affecting operations are:

	Three months		Nine months

	2002	2001	2002	2001

Decrease (increase) in accounts receivable	$464	$(79)	$17,915	$(18,468)
Increase (decrease) in income taxes payable	—	(3,227)	(588)	469
Decrease (increase) in income taxes recoverable	(1,159)	—	(4,035)	—
Decrease (increase) in inventories	(1,533)	(5,108)	(13,321)	(10,465)
Increase (decrease) in accounts payable and accrued liabilities	(15,296)	2,584	(10,732)	13,534

	$(17,524)	$(5,830)	$(10,761)	$(14,930)

		Three months		Nine months

		2002	2001	2002	2001

b)	Cash payments in respect of:
	Interest	$2,681	$2,679	$5,492	$5,325
	Income taxes	$2,619	$6,431	$6,782	$11,381

		Three months		Nine months

		2002	2001	2002	2001

c)	Cash receipts in respect of:
	Interest	$811	$1,350	$2,227	$3,461
	Income taxes	$—	$—	$483	$—

PAGE 14          THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Q3 2002

6.    Financial Instruments

     Effective April 5, 2002, the Corporation entered into a transaction with a Canadian chartered bank that had the effect of converting the fixed interest rate payments on the Corporation’s US$46,500 Senior Notes to a floating rate of 3.19% over LIBOR. On July 29, 2002, the Corporation sold its interest in this agreement for proceeds of $426 USD.

7.   Change in Accounting Policy

     A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from the translation of long-term debt and other similar monetary items into Canadian dollars. The Corporation adopted this new standard, with retroactive application, in 2002. As a result, certain items on the balance sheet at December 31, 2001 have been restated as follows: long term debt has increased by $3,589; future taxes payable have decreased by $1,437; and retained earnings have decreased by $2,152. Also, previously reported results for the three months and nine months ended September 30, 2001 have been restated to: increase financial expense by $2,271 and $2,909 respectively; decrease the provision for future income taxes by $908 and $1,163 respectively; and decrease net earnings by $1,361 and $1,746 respectively; and diluted earnings per share by $0.04 and $0.05 respectively.

     Had this change not been made, at September 30, 2002 long term debt would have been $72,166, future income taxes payable would have been $4,377 and retained earnings would have been $87,508 and for the three and nine months ended September 30, 2002, financial (income) expense would have been $1,904 and $(3,424) respectively, the provision for recovery of future taxes would have been $459 and $(2,957) respectively and the net income would have been $Nil and $191 respectively. Basic and diluted loss per share would have been $0.01 for the three month period, and $Nil for the nine month period.

8.   Sale of Assets

     On March 9, 2001, the Corporation sold all of its underbalanced drilling systems and related equipment, all of which were owned by the Services Division, for gross proceeds of US$32,820. The gain on sale was:

Proceeds — gross	$50,669
— transaction costs	1,843

48,826
Net book value of assets sold	33,636

Gain on sale	$15,190

     After deducting income taxes of $3,038 attributable to this gain, the sale of these assets contributed $0.36 to basic and diluted earnings per share.

9.   Discontinued Operations

     On May 10, 2001, the Corporation decided to dispose of its Completions Division and retained financial advisors to source offers to purchase this business as a going concern. Consequently, the operating results of this Division up to this date have been segregated in these financial statements as discontinued operations. On July 31, 2001, the Corporation concluded an agreement to sell the business of the Division for cash proceeds of $20 million.

     Information relating to the net earnings from discontinued operations is:

	Three months		Nine months

	2002	2001	2002	2001

Sales	$—	$1,457	$—	$10,370

Earnings from operations before tax	$—	$4,609	$—	$5,505
Income taxes	—	(1,117)	—	(1,482)

Net earnings	$—	$3,492	$—	$4,023

THIRD QUARTER REPORT          PAGE 15

Q3  2002          TESCO CORPORATION

10.   Contingency

     The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing Mexican tax authorities have issued formal reassessments in respect of the 1996 and 1997 fiscal year tax filings claiming additional taxes, interest and penalties of Mexican Pesos 35.1 million in respect of 1996 and Mexican Pesos 31.3 million in respect of 1997; management expects to receive additional reassessments in respect of the years 1998 to 2000 which, assuming they are determined on the same basis as 1996 and 1997, management estimates will total approximately Mexican Pesos 60.0 million. The Corporation has lodged formal appeals of the 1996 and 1997 reassessments in the Mexican Tax Court; pending the outcome of these appeals, the reassessed amount in respect of 1996 which approximates $5,630, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets and the Corporation has pledged assets with a net book value at September 30, 2002 of $2,918 in respect of the reassessed amount for 1997. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 and 1997 is incorrect and that the full amount paid will be refunded, with interest, on completion of the court proceedings. However, should the Corporation be unsuccessful, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will have to be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

11.   Subsequent event

     Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubing running company operating in east Texas and North Louisiana. Consideration for this acquisition was US $10.5 million paid on closing with approximately US $0.5 million in assumed trade liabilities and up to an additional US $5.5 million payable out of continuing operations over the next three years based on Bo Gray’s performance.

PAGE 16          THIRD QUARTER REPORT

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment[1,3]
Independent Businessman
Calgary, Alberta

Gary L. Kott[1,2]
Independent Businessman
Belleville, Texas

William S. Rice[2,3]
Chairman of the Board
Managing Partner, Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson[1,2,3]
Independent Businessman
Calgary, Alberta

Michael W. Sutherlin
Independent Businessman
Corona del Mar, California

Robert M. Tessari
President & Chief Executive Officer
Tesco Corporation
Calgary, Alberta

1.  Audit Committee
2.  Compensation Committee
3. Corporate Governance Committee

OFFICERS

Robert M. Tessari
President & Chief Executive Officer

Mark W. Fischer
Executive Vice President &
Chief Operating Officer

Martin Hall
Senior Vice President Finance;
Chief Financial Officer

Per G. Angman
Senior Vice President
Engineering & Design

K. Evert Beierbach
Senior Vice President
New Product & Process Development

Kenneth M. Bagan
Senior Vice President Corporate
Development, General Counsel
& Secretary

Bonita M. Croft
Associate General Counsel
& Assistant Secretary	Carol A. Rosdobutko
Vice President, Human Resources

Nigel M. Lakey
Vice President, Services
Eastern Hemisphere

Daniel J. Withoff
Vice President & General Manager
Latin America

Michael Hensley
Vice President, Services
Western Hemisphere

Lou Klaver
Vice President, Manufacturing

BANKERS

Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL

Bennett Jones
Calgary, Alberta

Gardere Wynne
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS

Computershare Trust Company
of Canada
Calgary, Alberta

Computershare Trust Company
Denver, Colorado

LOCATIONS

Tesco Corporation
(Corporate Headquarters)
6204 — 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel:  403 233 0757
Fax:  403 252 3362

Tesco Operations (Manufacturing)
4930 — 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel:  403 301 4200
Fax: 403 253 3578	Tesco Operations
(Services)
11330 Brittmoore Park Drive
Houston, Texas 77041
Tel:  713 849 5900
Fax:  713 849 0075

Tesco Corporation Sucursal Mexico
Calle 1 Sur
Manzana “L” lote 2AYEB PIP
Laguna Azul C.P. 24140
Cuidad del Carmen
Campeche, Mexico
Tel/Fax: 011 529 382 7645

Tesco Corporation Sucursal Argentina
Ave. Corrientes 330 Piso 3 Office 306
C1043 AAQ — Buenos Aires
Argentina
Tel:  011 54 11 4394 6368
Fax:  011 54 11 4394 6366

Tesco Corporation Sucursal Venezuela
San Jose de Guanipa,
Sector Vea, Galpon Ventoca
El Tigre, Edo Anzoategui
Venezuela
Tel:  011 58 283 255 6697
Fax:  011 58 283 255 7304

DSI Drilling Services International BV
Noorderkade #36
1948 NR, Beverwijk
The Net herlands
Tel:  011 31 251 224 442
Fax:  011 31 251 210 592

PT Tesco Indonesia
Ratu Plaza Office Tower, 12th floor
Jl.Jend. Sudirman No. 9
Jakarta 10270
Indonesia
Tel:  011 62 21 725 5454
Fax:  011 62 21 725 5352

Tesco Algeria Corporation
Lottisement Cadat
No. 26 Les Sources

Birmourad Rais
Algiers, Algeria

TESCO CORPORATION 6204 — 6A Street SE Calgary, Alberta Canada T2H 2B7 Tel: 403 233 0757 Fax: 403 252 3362 info@tescocorp.com www.tescocorp.com Printed in Canada